02044961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ________________

Commission File Number: 1-13928

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Title of Plan	Address
RBC CENTURA BANKS, INC. 401(K) PLAN (formerly Centura Banks, Inc. 401(k) Plan)	1417 Centura Highway, Rocky Mount, NC 27804

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Name of Issuer	Address
ROYAL BANK OF CANADA (formerly issuer was Centura Banks, Inc.)	200 Bay Street, Toronto, Ontario, Canada M5J 2J5

Required Information

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

The following is set forth in Appendix B:

Independent Auditors' Consent

SIGNATURES

The Plan . Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC CENTURA BANKS, INC 401(K) PLAN
(FORMERLY CENTURA BANKS, INC. 401(K) PLAN)
Name of Plan

Date: June 28, 2002

By: /s/ Charles A. Caswell
Charles A. Caswell
Chief Financial Officer

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC CENTURA BANKS, INC 401(K) PLAN
(FORMERLY CENTURA BANKS, INC. 401(K) PLAN)
Name of Plan

Date: June 28, 2002

By: ______________________
Charles A. Caswell
Chief Financial Officer

APPENDIX A

RBC Centura Banks, Inc.
401(k) Plan
Financial Statements and Supplemental Schedules
December 31, 2001 and 2000

RBC Centura Banks, Inc. 401(k) Plan
Index

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
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Charlotte NC 28202
Telephone (704) 344 7500

Report of Independent Accountants

To the Participants and Administrator
of the RBC Centura Banks, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RBC Centura Banks, Inc. 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 20, 2002

RBC Centura Banks, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000 (Dollars in thousands)

	2001	2000
Assets		
Investments, at fair value:		
Common stock	$ 60,817	$ 56,400
Mutual funds	37,767	34,553
Money market funds	4,575	3,865
Participant loans receivable	1,680	1,274
Total investment securities	104,839	96,092
Cash	1,105	593
Accrued interest and dividends receivable	439	32
Total assets	106,383	96,717
Liabilities		
Payable to Brokers	392	391
Total liabilities	392	391
Net assets available for benefits	$ 105,991	$ 96,326

The accompanying notes are an integral part of these financial statements.

RBC Centura Banks, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000 (Dollars in thousands)

	2001	2000
Additions to net assets attributed to: -		
Investment income:		
Net appreciation in fair value of investments	$ 6,945	$ 7,411
Interest and dividends	2,588	1,949
Total investment income	9,533	9,360
Contributions:		
Employer	5,266	3,970
Employee	7,295	6,481
Rollovers	395	1,444
Total contributions	12,956	11,895
Total additions	22,489	21,255
Deductions from net assets attributed to:		
Benefits paid to participants	12,824	8,841
Total deductions	12,824	8,841
Net increase	9,665	12,414
Net assets available for benefits:		
Beginning of year	96,326	83,912
End of year	$ 105,991	$ 96,326

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the RBC Centura Banks, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which was most recently amended and restated effective June 5, 2001, and covers substantially all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On January 26, 2001, Centura Banks, Inc. and Royal Bank of Canada ("RBC") announced that they signed a definitive merger agreement pursuant to which RBC would acquire Centura Banks, Inc. The merger was effective June 5, 2001 and on such date Centura Banks, Inc. was renamed RBC Centura Banks, Inc. and became a wholly-owned subsidiary of RBC. As a result of the merger, Centura Banks, Inc. common stock is no longer an investment option under the Plan and has been replaced by Royal Bank of Canada common shares.

Plan Administration
The Plan is administered by the Compensation Committee of RBC Centura Bank, Inc. The assets of the Plan are held in trust by the RBC Centura Bank Asset Management Group – Retirement Plan Services ("Centura Trust") ("the Custodian"). The Trustees are certain individuals that are employed by the Company. The recording and accounting records were maintained by CPI Qualified Plan Consultants, Inc. from January 1, 2000 to June 30, 2000. Findley Davies, Inc. was appointed as recordkeeper effective July 1, 2000.

Eligibility
All full-time employees with six consecutive months of service and any full-time or part-time employee who has completed a qualifying year of service defined as 1,000 or more hours of service are eligible to participate in the Plan. Employees may become participants on the entry date (January 1, April 1, July 1 or October 1) on or following fulfillment of the requirements for participation.

Contributions
Participants may elect to defer up to 15% of their annual compensation up to an annual maximum allowed by the Internal Revenue Code ("IRC"). The Company makes matching contributions to the Plan as follows: The Company matches 100% of the first 3% of the participant's deferral. This contribution is used to purchase Royal Bank of Canada common shares (formerly Centura Banks, Inc. common shares) and is referred to as the ESOP match. The Company also makes a Self-Directed matching contribution to the Plan. The Plan was amended during 2001 to increase the Self-Directed match to 100% (from 50% in 2000) of participant deferrals above the 3% considered for the ESOP match up to 6% of compensation. This portion of the match is invested in investment options as directed by the participants.

Investments Options
The Plan provides that contributions to the Salary Deferral (matched and unmatched), Rollover, Voluntary After-tax, Self-directed Match, and Profit Sharing Accounts and related earnings will be invested in the Plan's investment options as directed by each participant. Certain Plan investments are held in mutual funds offered and managed by the Company; therefore, these investments qualify as party-in-interest transactions that are allowable under ERISA.

Investment expenses are paid by the Plan.

Vesting
The Plan was amended January 1, 2000 such that all active participants as of and after January 1, 2000 are immediately vested in all account balances.

The following vesting schedule applies to participants who terminated employment with Centura on or before December 31, 1999:

Completed Years of Service	Vested Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Additionally, this vesting schedule applies to the participants ESOP Match Account, Employer Stock Ownership Account, and Profit Sharing Account. The participant is always 100% vested in the following accounts: Salary Deferral Account, Voluntary After-tax Account, Rollover Account, PAYSOP Account.

Participant Accounts
Each participant's separate account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings and losses. Allocations are based on participant earnings or losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account balance.

Payment of Benefits
Upon retirement, disability, death or termination, the participant or beneficiary will receive payment of his or her vested account balance in the Plan either in a single lump sum payment or monthly installments ranging in periods from five to fifteen years. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. All amounts in Company common stock shall be paid in Royal Bank of Canada common shares unless the participant elects to receive cash; cash will also be paid in lieu of fractional shares. If the participant or beneficiary has fewer than 50 shares, the amount in the Company common stock fund will be paid in cash unless the participant or beneficiary elects to receive Royal Bank of Canada common shares.

Forfeitures
Effective January 2000, forfeitures will be used to restore previously forfeited balances of retired participants who repay any prior distribution and then will be held until the end of the year to reduce required employer contributions to true up account balances. Any remaining forfeitures will reduce future ESOP match contributions.

Participant Loans
Participants are eligible to obtain participant loans from the Plan. Such loans are secured by the borrowing participant's account balance. Interest rates are based on the Company's Prime Rate plus one percent. Terms of participant loans may not exceed 60 months with the exception of loans used to purchase a principal residence which may not exceed fifteen years.

Withdrawals
In case of hardship, the participant may apply for distribution from the following sources: Salary Deferral Account as of December 31, 1988, plus any deferral after that date, Profit Sharing Account, Voluntary After-tax Account, and Rollover Account. Hardship is deemed to exist if the distribution is necessary in light of immediate and heavy financial needs of the participant, and funds to alleviate such financial needs are not reasonably available from other resources of the participant. Hardship distributions are allowable for specific financial needs as detailed in the Plan.

2. Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments are stated at fair market value using, where available, quoted market prices of a national securities exchange. Investments that have no quoted market price are stated at estimated fair value. Participant loans are valued at their current balance, which approximates fair value.

Income from investments is recognized when earned and changes in the fair value of investments are recognized as they occur.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following table summarizes the Plan's investments representing 5% or more of the Plan's net assets in one or both years:

	December 31, 2001 (in thousands)	December 31, 2000 (in thousands)
Investments at fair value as determined by quoted market price:		
Royal Bank of Canada, Inc. Common Stock*	$ 60,817	$ -
Centura Banks, Inc. Common Stock*	-	56,400
RBC Mid Cap Equity Fund (formerly "Centura Mid Cap Equity Fund")	23,746	22,619
RBC Large Cap Equity Fund (formerly "Centura Large Cap Equity Fund")	6,058	5,817

* Non-Participant Directed

During 2001 and 2000, the Plan's investments (including gains and losses on investments sold during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2001 (in thousands)	Year Ended December 31, 2000 (in thousands)
Common Stock	$ 7,537	$ 5,212
Mutual funds	(592)	2,199
	$ 6,945	$ 7,411

4. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31, 2001	December 31, 2000
	(in thousands)	
Net assets:		
Royal Bank of Canada Common Stock	$ 60,817	$ -
Centura Banks, Inc. Common stock	-	56,400
	$ 60,817	$ 56,400

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(in thousands)	
Changes in net assets:		
Contributions	$ 6,034	$ 6,058
Net appreciation (depreciation)	7,537	5,212
Dividend income	1,651	1,518
Transfer (to) from other funds	(3,197)	(740)
Benefits paid to participants	(7,608)	(4,411)
Net change	$ 4,417	$ 7,637

5. ESOP Funds

In December 1991, the Company acquired Citizens Federal Savings and Loan Association of Rutherfordton, Rutherfordton, North Carolina ("Citizens Federal"). Through an amendment to the Plan, employees of Citizens Federal became eligible to participate in the Plan. In addition, for the benefit of the employees of Citizen Federal, the Plan acquired 48,886 shares of the Company's common stock in a public offering made in connection with the acquisition. Funds to acquire these shares were obtained from the issuance of a note payable, which was secured by the unallocated shares of the Company's common stock purchased by the Plan and is guaranteed by the Company. The shares purchased were held by the Employee Stock Ownership Plan ("ESOP") primarily for the benefit of the former Citizens Federal employees and were maintained in a separate fund (the "Citizens Federal ESOP Fund") of the Plan. These shares were first allocated to former employees of Citizens Federal on a pro-rata basis as the loan was repaid by the ESOP up to the Internal Revenue Code Section 415 limitations. Any remaining share allocations were made to all other eligible participants who made deferral contributions to the Plan in the plan year. The Company's annual deductible contribution is used by the Citizens Federal ESOP Fund to repay the principal and interest on the loan. The Citizens Federal ESOP Funds allocated 1,382 shares to the former employees of Citizen Federal during 1999. All shares were allocated as of December 31, 1999.

In April 1993, the Company acquired Brevard Federal Savings and Loan Association, Brevard, North Carolina ("Brevard Federal"). Through an amendment to the Plan, employees of Brevard Federal became eligible to participate in the Plan. In addition, for the benefit of the employees of Brevard Federal, the Plan acquired 18,025 shares of the Company's common stock in a public offering made in connection with the acquisition. Funds to acquire these shares were obtained from the issuance of a note payable, which was collateralized is secured by the unallocated shares of the Company's common stock purchased by the Plan and is guaranteed by the Company. The shares purchased were held in an ESOP primarily for the benefit of the former Brevard Federal employees and were maintained in a separate fund (the "Brevard Federal ESOP Fund") of the Plan. These shares were first allocated to former employees of Brevard Federal on a pro-rata basis as the loan was repaid by the ESOP up to the Internal Revenue Code Section 415 limitations. Any remaining share allocations were made to all other eligible participants who made deferral contributions to the Plan in the plan year. The Company's annual deductible contribution was used by the Brevard Federal ESOP Fund to repay the principal and interest on the loan. The Brevard Federal ESOP Fund allocated 1,029 shares to the former employees of Brevard Federal during 2000. All shares were allocated as of December 31, 2000.

During 2000, the remaining balance of the Brevard Federal ESOP Fund note payable was repaid.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements as of December 31, 2001 and 2000 to the Form 5500:

	2001	2000
Net assets available for benefits	$105,991,676	$ 96,326,443
Less: Amounts allocated to withdrawing participants	(475,217)	(314,244)
Net assets available for benefits per the Form 5500	$105,516,459	$ 96,012,199

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2001 and 2000 per the financial statements to the Form 5500:

	2001	2000
Benefits paid to participants per the financial statements	$ 12,824,346	$ 8,840,757
Add: Amounts allocated to withdrawing participants current year	475,217	314,244
Deduct: Amounts allocated to withdrawing participants prior year	(314,244)	(84,883)
Benefits paid to participants per the Form 5500	$ 12,985,319	$ 9,070,118

7. Related Party Transactions

During the year ended December 31, 2001, the Plan purchased $3,965,519 and $4,194,362 respectively of Centura Banks, Inc. common stock and Royal Bank of Canada common stock. The Plan purchased $8,808,611 of the Centura Banks, Inc. common stock in 2000. In addition, during the year ended December 31, 2001 the Plan sold (at cost) $3,159,347 and $2,603,096 respectively of Centura Banks, Inc. common stock and Royal Bank of Canada common stock. The Plan sold (at cost) $3,153,823 of Centura Banks, Inc. common stock during 2000.

The Plan received dividends from the Royal Bank of Canada common stock totaling $1,274,967. In addition $792,864 and $1,517,888 in dividends on Centura Banks, Inc. common stock was received in 2001 and 2000, respectively.

Plan assets include mutual funds for which RBC Centura Banks, Inc. serves as the advisor and distributor. The mutual funds are administered and sponsored by an independent third party.

Transactions in these mutual funds for the year ended December 31, 2001, are as follows:

	Purchases	Sales (At Cost)	Interest and Dividends
Centura Mid Cap Equity Fund	$ 4,332,960	$ 3,853,151	$ 47,263
Centura Large Cap Equity Fund	$ 2,991,236	$ 2,117,351	$ 3,897
Centura Small Cap Equity Fund	$ 1,359,562	$ 583,718	$ -
Centura Government Income Fund	$ 1,355,701	$ 598,294	$ 180,379
AM Money Market Fund	$ 9,148,646	$ 8,438,461	$ 166,208
RBC Mid Cap Equity Fund	$ 2,050,650	$ 332,594	$ -
RBC Large Cap Equity Fund	$ 165,845	$ 97,959	$ -
RBC Small Cap Equity Fund	$ 105,513	$ 60,375	$ -
RBC Government Income Fund	$ 119,885	$ 118,024	$ -

Transactions in these mutual funds for the year ended December 31, 2000, are as follows:

	Purchases	Sales (At Cost)	Interest and Dividends
Centura Mid Cap Equity Fund	$ 8,378,568	$ 4,244,252	$ 30,105
Centura Large Cap Equity Fund	$ 3,775,072	$ 840,453	$ 213
Centura Small Cap Equity Fund	$ 1,017,677	$ 41,930	$ -
Centura Government Income Fund	$ 628,220	$ 476,153	$ 131,716

8. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 10, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan Administrator believes the Plan, as amended, is currently being operating in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. Termination of Plan

While the Company intends to continue the Plan, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participants will become fully vested in their accounts.

10. Fair Value of Financial Instruments

Fair value estimates are made by management at a specific point in time based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Plan's entire holdings of a particular financial instrument nor are potential expenses that would be incurred in an actual sale considered. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

At December 31, 2001 and 2000, the carrying value of accrued interest and dividends receivable as presented in the accompanying statements of net assets available for benefits approximated its fair value.

The fair value of investment securities at December 31, 2001 and 2000 is presented in the accompanying statements of net assets available for benefits.

11. Subsequent Event

Subsequent to the plan year-end, effective April 1, 2002, the RBC Centura Banks, Inc. 401(k) Plan was merged into the RBC-U.S.A. Retirement Savings Plan. Accordingly the assets and liabilities of the Plan were transferred into the RBC-U.S.A. Retirement Savings Plan Trust with Fidelity Management Trust Company.

Supplemental
Schedule I

RBC Centura Banks, Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of Issuer and Description of Assets	Par Value or Number of Shares	Cost	Current Value
Common stocks:			
Royal Bank of Canada, Inc.	1,867,279	$ 39,994,748	$ 60,817,277
Mutual funds:			
RBC Mid Cap Equity Fund*	2,082,966	**	23,745,813
RBC Large Cap Equity Fund*	565,642	**	6,058,022
RBC Small Cap Equity Fund*	218,940	**	2,585,680
RBC Governmental Income Fund*	350,939	**	3,607,652
AIM International Equity Fund	118,772	**	1,769,967
Participant loans receivable, at rates ranging from 6.50% to 10.50% and maturity dates ranging from 1/28/02 to 10/30/16 *	1,679,861	**	1,679,861
Money Market Funds:			
AM Money Fund	4,575,126	**	4,575,126
			$ 104,839,398

* Party-in-interest.
** Cost is omitted because the investment is participant directed.

RBC Centura Banks, Inc. 401(k) Plan
Schedule of Reportable Transactions*
Year Ended December 31, 2001

	Series of Transactions					
Identity of Party Involved and Description of Assets	Number of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value on Transaction Date	Net Gain
Centura Banks, Inc. Common Stock**	41	$ 3,965,519	$ -	$ 3,965,519	$ 3,965,519	$ -
Centura Banks, Inc. Common Stock**	56		$ 4,767,699	$ 3,159,347	$ 4,767,699	$ 1,608,352
RBC Centura Banks, Inc. Common Stock**	38	$ 4,194,362	$ -	$ 4,194,362	$ 4,194,362	$ -
RBC Centura Banks, Inc. Common Stock**	63	$ -	$ 3,868,772	$ 2,603,096	$ 3,868,772	$ 1,265,676

* Transactions (or series of transactions) in excess of 5% of the current value of the Plan's net assets as of January 1, 2001 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

** Party-in-interest

APPENDIX B

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36816) of RBC Centura Banks, Inc. of our report dated June 20, 2002 relating to the financial statements of the RBC Centura Banks, Inc. 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 26, 2002